EXHIBIT 12.1

HUDSON PACIFIC PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS

(Unaudited; in thousands, except ratios)

	Historical Consolidated Nine Months Ended September 30, 2014	Historical Consolidated				Historical Combined
		For the year ended December 31,				December 31,
		2013	2012	2011	2010	2009
Earnings Available for Fixed Charges and Preferred Dividends:
Net income (loss)	$22,637	$(2,594)	$(5,006)	$(2,238)	$(2,682)	$(644)
Plus fixed charges:
Interest expense (including amortization of loan fees)	$19,519	$25,470	$19,071	$17,480	$8,831	$8,774
Capitalized interest and loan fees	5,236	4,562	1,461	189	165	544
Estimate of interest within rental expense	131	144	153	124	46	16

Fixed Charges	$24,886	$30,176	$20,685	$17,793	$9,042	$9,334

Plus:
Amortization of capitalized interest	$232	$115	$73	$73	$73	$55
Less:
Capitalized interest and loan fees	(5,236)	(4,562)	(1,461)	(189)	(165)	(544)

Earnings	$42,519	$23,135	$14,291	$15,439	$6,268	$8.201

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$24,886	$30,176	$20,685	$17,793	$9,042	$9,334
Preferred dividends	9,590	12,893	12,924	8,108	817	—

Combined fixed charges and preferred dividends:	$34,476	$43,069	$33,609	$25,901	$9,859	$9,334

Ratio of earnings to combined fixed charges and preferred dividends	1.23	0.54	0.43	0.60	0.64	0.88

Deficiency	$—	$19,934	$19,318	$10,462	$3,591	$1,133